UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

2

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 jesse_huang@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2018 RESULTS

Full Year 2018 Highlights (as compared to the Full Year 2017):

•	Revenue Increases to US$603.8 Million from US$586.1 Million

•	Gross Profit Increases to US$112.1 Million from US$105.8 Million

•	Gross Margin Increases to 18.6% from 18.0%

•

Ended 2018 with Cash and Cash Equivalents Balance of US$151.7 Million After Distributing Cash Dividend of US$8.4 Million and Capital Reduction of US$42.0 Million to Shareholders and Investing US$161.6 Million in CapEx to Support Growth Programs

Hsinchu, Taiwan - 03/07/2019 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2018. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.61 against US$1.00 as of December 31, 2018.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the fourth quarter of 2018 was NT$4,972.3 million or US$162.4 million, a decrease of 0.7% from NT$5,005.2 million or US$163.5 million in the third quarter of 2018 and an increase of 12.8% from NT$4,408.2 million or US$144.0 million for the same period in 2017. Net profit attributable to equity holders of the Company for the fourth quarter of 2018 was NT$516.6 million or US$16.9 million, and NT$0.71 or US$0.02 per basic common share, as compared to net profit attributable to equity holders of the Company for the third quarter of 2018 of NT$439.6 million or US$14.4 million, and NT$0.56 or US$0.02 per basic common share, and compared to net profit attributable to equity holders of the Company in the fourth quarter of 2017 of NT$163.0 million or US$5.3 million, and NT$0.19 or US$0.01 per basic common share. Net earnings for the fourth quarter of 2018 were US$0.46 per basic ADS, compared to US$0.37 per basic ADS for the third quarter of 2018 and US$0.13 per basic ADS in the fourth quarter of 2017.

Revenue for the fiscal year ended December 31, 2018 was NT$18,480.0 million or US$603.8 million, an increase of 3.0% from NT$17,940.8 million or US$586.1 million for the fiscal year ended December 31, 2017. Net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2018 was NT$1,103.1 million or US$36.0 million, and NT$1.37 or US$0.04 per basic common share, compared to net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2017 was NT$3,026.5 million or US$98.9 million, and NT$3.57 or US$0.12 per basic common share. Net earnings for the fiscal year ended December 31, 2018 were US$0.90 per basic ADS, compared to US$2.34 per basic ADS for the fiscal year ended December 31, 2017. 2017 reflects the benefit of the Company’s sale and transfer of 54.98% equity interests off a former wholly-owned subsidiary to Tsinghua Unigroup led strategic investors.

S.J. Cheng, Chairman and President of ChipMOS, said, “2018 was marked by significant accomplishments, including the completion of our capital reduction and the expansion of our higher margin TDDI business. We exited the year with our gross margin at 22.8% in Q4 up from 19.5% in Q3, and gross margin also up on a full year basis in 2018 compared to 2017. We achieved this improvement on modest revenue growth, as we benefitted from stable utilization and pricing levels combined with the benefit of ongoing operating efficiency improvements. This helped us to offset headwinds impacting the entire industry in the Niche DRAM business. While uncertainty remains around the trade tensions and the overall macroeconomic environment, ChipMOS is in a strong position entering 2019 having completed our capital reduction, fortified our balance sheet and secured long-term financing agreements on favorable terms from our banking partners. We are focused on achieving profitable annual revenue growth in 2019. We are confident we will be able to achieve our goals as we benefit from healthy demand in our COF business, led by stable demand from 4K TV customers and demand created by new smartphone models featuring bezel-less panels.”

Silvia Su, Vice President of Finance and Accounting, commented, “We are encouraged with our improved financial position exiting Q4, which enables us to fully support existing customer programs, while having the capacity to support new growth opportunities, including those in our DDIC business. Revenue for the full year 2018 increased 3.0%, with net earnings of US$0.90 per basic ADS or net earnings of US$0.04 per basic common share. We generated US$134.9 million cash from operations in 2018, ending 2018 with a cash and cash equivalents balance of US$151.7 million. This is after we distributed a cash dividend of US$8.4 million and capital reduction of US$42.0 million to shareholders; and invested US$161.6 million in CapEx. We continue to take a conservative approach to our CapEx plan as we invest based on customer forecasts and demand trends. We remain focused on leveraging ChipMOS’s technical expertise, geographic footprint and financial strength to build further shareholder value.”

Selected Operations Data

	4Q18		4Q17		FY18		FY17
Revenue by segment
Testing		23.5%		26.6%		25.9%		27.0%
Assembly		24.6%		26.0%		25.3%		29.3%
LCD Driver		33.7%		29.8%		30.8%		26.7%
Bumping		18.2%		17.6%		18.0%		17.0%

CapEx	US$	55.7 million	US$	34.4 million	US$	161.6 million	US$	153.6 million
Testing		21.0%		7.4%		31.7%		17.8%
Assembly		5.6%		19.2%		6.5%		14.0%
LCD Driver		69.5%		67.3%		55.2%		55.6%
Bumping		3.9%		6.1%		6.6%		12.6%

Depreciation and amortization expenses	US$	28.1 million	US$	25.5 million	US$	110.3 million	US$	94.7 million

Utilization by segment
Testing		73%		79%		77%		79%
Assembly		69%		62%		64%		66%
LCD Driver		81%		85%		80%		85%
Bumping		75%		66%		72%		69%
Overall		75%		74%		74%		75%

Condensed consolidated statements of cash flows

	Year ended Dec. 31, 2018 US$ million	Year ended Dec. 31, 2017 US$ million
Net cash generated from (used in) operating activities	134.9	155.3
Net cash generated from (used in) investing activities	(167.5)	(106.4)
Net cash generated from (used in) financing activities	(78.4)	(33.1)
Net increase (decrease) in cash and cash equivalents	(111.0)	15.8
Effect of exchange rate changes on cash	0.2	(0.6)
Cash and cash equivalents at beginning of period	262.5	247.3
Cash and cash equivalents at end of period	151.7	262.5

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, March 7, 2019 to discuss the Company’s financial results for the fourth quarter and full year of 2018.

1.	Date: Thursday, March 7, 2019

Time: 4:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 572038 #

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com

Language: Mandarin

2.	Date: Thursday, March 7, 2019

Time: 8:00PM Taiwan (7:00AM New York)

Dial-In: +1-201-689-8562

Password: 13687371

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13687371

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2018 and Dec. 31, 2017

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
	USD	USD	USD	USD
Revenue	162.4	144.0	603.8	586.1
Cost of revenue	(125.3)	(119.5)	(491.7)	(480.3)

Gross profit (loss)	37.1	24.5	112.1	105.8

Research and development expenses	(7.9)	(7.8)	(30.7)	(32.2)
Sales and marketing expenses	(0.5)	(0.5)	(1.7)	(2.1)
General and administrative expenses	(3.7)	(3.8)	(15.9)	(20.9)
Other operating income (expenses), net	0.9	(1.5)	4.8	22.6

Operating profit (loss)	25.9	10.9	68.6	73.2

Non-operating income (expenses), net	(3.3)	(4.0)	(10.4)	(23.7)

Profit (loss) before tax	22.6	6.9	58.2	49.5

Income tax benefit (expense)	(5.7)	(1.6)	(22.2)	(9.9)

Profit (loss) from continuing operations	16.9	5.3	36.0	39.6

Profit (loss) from discontinued operations	—	—	—	59.3

Profit (loss) for the period	16.9	5.3	36.0	98.9

Attributable to:
Equity holders of the Company
– Continuing operations	16.9	5.3	36.0	39.6
– Discontinued operations	—	—	—	59.3

	16.9	5.3	36.0	98.9

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months and the Year Ended Dec. 31, 2018 and Dec. 31, 2017

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
	USD	USD	USD	USD
Profit (loss) for the period	16.9	5.3	36.0	98.9
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	0.9	0.1	(1.6)	(7.6)
Profit (loss) on remeasurements of defined benefit plans	(2.0)	1.7	(2.0)	1.7
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	1.0	—	2.8	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	—	0.0	(0.1)	0.0
Income tax effect	0.2	(0.3)	(0.1)	(0.3)

Total other comprehensive income (loss)	0.1	1.5	(1.0)	(6.2)

Total comprehensive income (loss)	17.0	6.8	35.0	92.7

Attributable to:
Equity holders of the Company
– Continuing operations	17.0	6.8	35.0	42.8
– Discontinued operations	—	—	—	49.9

	17.0	6.8	35.0	92.7

Profit (loss) attributable to the Company - basic	16.9	5.3	36.0	98.9

Earnings (loss) per share attributable to the Company - basic	0.02	0.01	0.04	0.12

Earnings (loss) per ADS equivalent - basic	0.46	0.13	0.90	2.34

Weighted average shares outstanding (in thousands) - basic	726,925	849,571	802,725	846,686

Profit (loss) attributable to the Company - diluted	16.9	5.3	36.0	98.9

Earnings (loss) per share attributable to the Company - diluted	0.02	0.01	0.04	0.11

Earnings (loss) per ADS equivalent - diluted	0.46	0.12	0.89	2.28

Weighted average shares outstanding (in thousands) - diluted	730,212	854,606	813,707	865,795

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.61 against US$1.00 as of Dec. 31, 2018. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2018 and Dec. 31, 2017

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
	NTD	NTD	NTD	NTD
Revenue	4,972.3	4,408.2	18,480.0	17,940.8
Cost of revenue	(3,837.5)	(3,658.9)	(15,050.0)	(14,703.7)

Gross profit (loss)	1,134.8	749.3	3,430.0	3,237.1

Research and development expenses	(240.3)	(237.6)	(939.3)	(985.9)
Sales and marketing expenses	(14.8)	(14.7)	(53.4)	(64.4)
General and administrative expenses	(112.9)	(116.6)	(485.1)	(639.8)
Other operating income (expenses), net	25.1	(45.7)	147.5	692.9

Operating profit (loss)	791.9	334.7	2,099.7	2,239.9

Non-operating income (expenses), net	(100.8)	(122.8)	(317.3)	(724.4)

Profit (loss) before tax	691.1	211.9	1,782.4	1,515.5

Income tax benefit (expense)	(174.5)	(49.7)	(679.3)	(303.9)

Profit (loss) from continuing operations	516.6	162.2	1,103.1	1,211.6

Profit (loss) from discontinued operations	—	0.8	—	1,814.9

Profit (loss) for the period	516.6	163.0	1,103.1	3,026.5

Attributable to:
Equity holders of the Company
– Continuing operations	516.6	162.2	1,103.1	1,211.6
– Discontinued operations	—	0.8	—	1,814.9

	516.6	163.0	1,103.1	3,026.5

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months and the Year Ended Dec. 31, 2018 and Dec. 31, 2017

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
	NTD	NTD	NTD	NTD
Profit (loss) for the period	516.6	163.0	1,103.1	3,026.5
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	26.3	3.6	(51.1)	(232.7)
Profit (loss) on remeasurements of defined benefit plans	(60.0)	50.8	(60.0)	50.8
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	31.4	—	85.0	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	—	0.6	(2.7)	0.6
Income tax effect	5.7	(8.6)	(4.1)	(8.6)

Total other comprehensive income (loss)	3.4	46.4	(32.9)	(189.9)

Total comprehensive income (loss)	520.0	209.4	1,070.2	2,836.6

Attributable to:
Equity holders of the Company
– Continuing operations	520.0	208.6	1,070.2	1,309.3
– Discontinued operations	—	0.8	—	1,527.3

	520.0	209.4	1,070.2	2,836.6

Profit (loss) attributable to the Company - basic	516.6	163.0	1,103.1	3,026.5

Earnings (loss) per share attributable to the Company - basic	0.71	0.19	1.37	3.57

Earnings (loss) per ADS equivalent - basic	14.21	3.84	27.48	71.49

Weighted average shares outstanding (in thousands) - basic	726,925	849,571	802,725	846,686

Profit (loss) attributable to the Company - diluted	516.6	163.0	1,103.1	3,026.5

Earnings (loss) per share attributable to the Company - diluted	0.71	0.19	1.36	3.50

Earnings (loss) per ADS equivalent - diluted	14.15	3.81	27.11	69.91

Weighted average shares outstanding (in thousands) - diluted	730,212	854,606	813,707	865,795

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2018, and Dec. 31, 2017

Figures in Millions of U.S. dollars (USD) (1)

	Dec. 31, 2018	Sep. 30, 2018	Dec. 31, 2017
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	151.7	198.2	262.5
Current financial assets at amortized cost	5.5	—	—
Accounts and notes receivable, net	155.1	154.4	131.2
Inventories	58.1	57.8	63.0
Other current assets	18.0	17.5	7.2

Total current assets	388.4	427.9	463.9

Non-current assets
Financial assets at fair value through profit or loss	0.4	0.4	—
Financial assets at fair value through other comprehensive income	5.7	4.7	—
Non-current financial assets at amortized cost	3.2	—	—
Non-current financial assets carried at cost	—	—	0.7
Investments accounted for using equity method	126.2	129.2	112.2
Property, plant & equipment	549.5	522.0	498.7
Other non-current assets	9.1	12.8	11.1

Total non-current assets	694.1	669.1	622.7

Total assets	1,082.5	1,097.0	1,086.6

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	—	31.7
Accounts payable and payables to contractors and equipment suppliers	70.4	44.5	45.8
Long-term bank loans, current portion	24.4	24.4	70.0
Long-term lease obligations payable, current portion	0.6	0.7	0.4
Other current liabilities	74.2	121.7	70.0

Total current liabilities	169.6	191.3	217.9

Non-current liabilities
Long-term bank loans	295.4	307.7	245.0
Long-term lease obligations payable	—	—	0.6
Other non-current liabilities	27.1	24.6	22.2

Total non-current liabilities	322.5	332.3	267.8

Total liabilities	492.1	523.6	485.7

EQUITY
Capital stock – common stock	246.0	246.0	289.5
Capital surplus	205.2	205.2	205.4
Retained earnings	166.8	151.5	138.5
Other equity interest	3.9	2.2	0.4
Treasury stock	(31.5)	(31.5)	(32.9)

Equity attributable to equity holders of the Company	590.4	573.4	600.9

Total equity	590.4	573.4	600.9

Total liabilities and equity	1,082.5	1,097.0	1,086.6

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.61 against US$1.00 as of Dec. 31, 2018. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2018, and Dec. 31, 2017

Figures in Millions of NT dollars (NTD)

	Dec. 31, 2018	Sep. 30, 2018	Dec. 31, 2017
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	4,642.5	6,067.2	8,035.7
Current financial assets at amortized cost	169.2	—	—
Accounts and notes receivable, net	4,747.4	4,725.3	4,015.8
Inventories	1,778.8	1,770.1	1,929.2
Other current assets	550.2	535.0	220.3

Total current assets	11,888.1	13,097.6	14,201.0

Non-current assets
Financial assets at fair value through profit or loss	11.5	11.4	—
Financial assets at fair value through other comprehensive income	174.4	142.9	—
Non-current financial assets at amortized cost	99.1	—	—
Non-current financial assets carried at cost	—	—	20.9
Investments accounted for using equity method	3,863.7	3,954.2	3,433.3
Property, plant & equipment	16,819.6	15,979.9	15,265.3
Other non-current assets	277.3	391.7	339.4

Total non-current assets	21,245.6	20,480.1	19,058.9

Total assets	33,133.7	33,577.7	33,259.9

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	—	969.4
Accounts payable and payables to contractors and equipment suppliers	2,154.4	1,360.7	1,401.4
Long-term bank loans, current portion	747.4	747.3	2,143.2
Long-term lease obligations payable, current portion	17.8	20.7	11.8
Other current liabilities	2,270.6	3,725.7	2,144.8

Total current liabilities	5,190.2	5,854.4	6,670.6

Non-current liabilities
Long-term bank loans	9,042.1	9,418.4	7,498.9
Long-term lease obligations payable	—	—	18.0
Other non-current liabilities	830.6	754.6	679.1

Total non-current liabilities	9,872.7	10,173.0	8,196.0

Total liabilities	15,062.9	16,027.4	14,866.6

EQUITY
Capital stock – common stock	7,528.6	7,529.0	8,863.0
Capital surplus	6,280.5	6,280.9	6,288.3
Retained earnings	5,104.5	4,636.1	4,237.9
Other equity interest	119.7	66.8	11.7
Treasury stock	(962.5)	(962.5)	(1,007.6)

Equity attributable to equity holders of the Company	18,070.8	17,550.3	18,393.3

Total equity	18,070.8	17,550.3	18,393.3

Total liabilities and equity	33,133.7	33,577.7	33,259.9

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Dec. 31, 2018	Sep. 30, 2018	Dec. 31, 2017
	USD	USD	USD
Operating profit	25.9	20.8	10.9
Add: Depreciation	28.1	28.1	25.5
Interest income	0.5	0.4	0.5
Less: Capital expenditures	(55.7)	(32.6)	(34.4)
Interest expense	(1.3)	(1.1)	(1.5)
Income tax expense	(5.7)	(4.1)	(1.6)
Dividend	(8.4)	—	—

Non-GAAP free cash flow	(16.6)	11.5	(0.6)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Dec. 31, 2018	Sep. 30, 2018	Dec. 31, 2017
	USD	USD	USD
Operating profit	25.9	20.8	10.9
Add: Depreciation	28.1	28.1	25.5

Non-GAAP EBITDA	54.0	48.9	36.4

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Dec. 31, 2018	Sep. 30, 2018	Dec. 31, 2017
	USD	USD	USD
Short-term bank loans	—	—	31.7
Long-term bank loans (including current portion)	319.8	332.1	315.0
Long-term lease obligations payable (including current portion)	0.6	0.7	1.0
Less: Cash and cash equivalents	(151.7)	(198.2)	(262.5)

Net debt	168.7	134.6	85.2

Equity attributable to equity holders of the Company	590.4	573.4	600.9

Net debt to equity ratio	28.6%	23.5%	14.2%